UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024
Commission File
Number: 001-04546
______________________________________________________
UNILEVER PLC
(Translation of registrant’s name into English)
_____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 8 November 2024

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	October 01, 2024	Entitled	Total Voting Rights
Exhibit	99.2	Stock exchange announcement dated	October 01, 2024	Entitled	Transaction in Own Shares
Exhibit	99.3	Stock exchange announcement dated	October 02, 2024	Entitled	Transaction in Own Shares
Exhibit	99.4	Stock exchange announcement dated	October 03, 2024	Entitled	Transaction in Own Shares
Exhibit	99.5	Stock exchange announcement dated	October 04, 2024	Entitled	Transaction in Own Shares
Exhibit	99.6	Stock exchange announcement dated	October 07, 2024	Entitled	Transaction in Own Shares
Exhibit	99.7	Stock exchange announcement dated	October 08, 2024	Entitled	Transaction in Own Shares
Exhibit	99.8	Stock exchange announcement dated	October 09, 2024	Entitled	Transaction in Own Shares
Exhibit	99.9	Stock exchange announcement dated	October 10, 2024	Entitled	Transaction in Own Shares
Exhibit	99.10	Stock exchange announcement dated	October 11, 2024	Entitled	Transaction in Own Shares
Exhibit	99.11	Stock exchange announcement dated	October 14, 2024	Entitled	Transaction in Own Shares
Exhibit	99.12	Stock exchange announcement dated	October 15, 2024	Entitled	Transaction in Own Shares
Exhibit	99.13	Stock exchange announcement dated	October 16, 2024	Entitled	Transaction in Own Shares
Exhibit	99.14	Stock exchange announcement dated	October 17, 2024	Entitled	Transaction in Own Shares
Exhibit	99.15	Stock exchange announcement dated	October 18, 2024	Entitled	Transaction in Own Shares
Exhibit	99.16	Stock exchange announcement dated	October 21, 2024	Entitled	Transaction in Own Shares
Exhibit	99.17	Stock exchange announcement dated	October 22, 2024	Entitled	Transaction in Own Shares
Exhibit	99.18	Stock exchange announcement dated	October 23, 2024	Entitled	Transaction in Own Shares
Exhibit	99.19	Stock exchange announcement dated	October 24, 2024	Entitled	Q3 2024 Trading Statement
Exhibit	99.2	Stock exchange announcement dated	October 24, 2024	Entitled	Transaction in Own Shares
Exhibit	99.21	Stock exchange announcement dated	45590	Entitled	Transaction in Own Shares
Exhibit	99.22	Stock exchange announcement dated	45593	Entitled	Transaction in Own Shares
Exhibit	99.23	Stock exchange announcement dated	45594	Entitled	Transaction in Own Shares

Exhibit	99.24	Stock exchange announcement dated	45595	Entitled	Transaction in Own Shares
Exhibit	99.25	Stock exchange announcement dated	45596	Entitled	Director / PDMR Shareholding
Exhibit	99.26	Stock exchange announcement dated	45596	Entitled	Director / PDMR Shareholding
Exhibit	99.27	Stock exchange announcement dated	45596	Entitled	Transaction in Own Shares